Exhibit 1

Operating and Financial Review for the period ended 30 June 2018

Six months ended June 2018 compared with six months ended June 2017

Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), billings, estimated net new billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 9 to 12.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Review of Group results

Revenues

Revenue was down 2.1% at £7.493 billion. Revenue on a constant currency basis was up 2.9% compared with last year, the difference to the reported number reflecting the strengthening of the pound sterling in the first half, primarily against the US dollar. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 2.4% in the second quarter, a significant improvement compared with the first quarter growth of 0.8%, giving 1.6% for the first half.

Billings were down 1.0% at £26.656 billion, but up 4.1% in constant currency. Estimated net new business billings of $3.2 billion were won in the first half of the year, a return to a strong performance. The Group won new assignments from Adidas, Hilton, Mondelez, Office Depot, and T-Mobile and expanded its relationships including Danone, Mars and Shell.

Operating profitability

Profit before interest and taxation was up 8.6% to £851 million. Headline EBITDA was down 6.7% to £948 million, down 1.9% in constant currency. Headline PBIT before share of results of associates (excluding exceptional gains/losses) was £783 million, down 6.3%, down 1.6% or £13 million in constant currency. Headline PBIT was down 7.0% to £821 million from £882 million, down 2.3% or £20 million in constant currency.

Cost of services, general and administrative costs

Costs of services decreased by 1.0% in 2018 to £6,218.7 million from £6,282.3 million in 2017. The Group’s staff costs, including incentives, fell by 3.5% in the first half. In part this reflects continued focus on salary and freelance costs through control of staff numbers, with like-for-like average headcount, down 1.7% compared with the increase in like-for-like revenue of 1.6%. In the first half, incentive costs amounted to £115.7 million or 12.9% of headline PBIT before incentives and share of results of associates (excluding exceptional gains/losses), compared to £104.4 million or 11.1% last year, an increase of £11.3 million or 10.8%.

General and administrative costs decreased by 32.9% in 2018 to £432.1 million from £643.7 million in 2017. The decrease is driven primarily by gains on disposal of investments and subsidiaries amounted to £189.9 million, primarily relating to the sale of the Group’s investment in Globant S.A. This was partly offset by restructuring costs of £45.5 million, the majority of which comprise severance costs arising from the continuing structural assessment of parts of the Group’s operations. This compares with gains on disposal of investments and subsidiaries of £5.9 million and restructuring costs of £19.2 million in the first half of 2017.

Interest and taxes

Net finance costs, finance income less finance costs (excluding the revaluation of financial instruments), were £85.9 million compared to £88.6 million in the first half of 2017, a decrease of £2.7 million, or 3.0%, reflecting foreign exchange and higher levels of average net debt, more than offset by lower funding costs and more efficient management of cash pooling.

The tax rate on profit before tax decreased by 2.0% to 16.7% (2017: 18.7%), largely because the gains on disposal of investments and subsidiaries in the first half of 2018 were not taxable.

Earnings and dividend

Profit before tax rose by 8.6% to £846 million from £779 million, or up 14.2% in constant currency. This reflected the significant increase in the gains on disposal of investments and subsidiaries in the first half of 2018 compared with the first half of last year. Profits attributable to share owners rose by 12.8% to £672 million from £596 million, again reflecting the impact of the gains on disposal of investments and subsidiaries in 2018. In constant currency, profits attributable to share owners rose by 18.4%.

Diluted earnings per share rose by 14.6% to 53.4p from 46.6p and by 20.3% in constant currency, primarily as a result of the gains on disposal of investments and subsidiaries in the first half of 2018 compared with the first half of 2017.

Given the first half results, the Board considers it appropriate to declare an interim dividend of 22.7p per share, the same as last year. The record date for the interim dividend is 5 October 2018, payable on 5 November 2018.

Regional review

The following tables give details of revenue and revenue less pass-through costs, revenue and revenue less pass-through costs growth, as well as the proportion of Group revenue and revenue less pass-through costs by region for the second quarter and first half of 2018. Headline PBIT and headline PBIT margin by region are provided in note 8 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2018	Reported revenue change three months ended 30 June 2018	Constant currency revenue change three months ended 30 June 2018	Like-for-like revenue change three months ended 30 June 2018	As a % of total Group revenue three months ended 30 June 2018	Three months ended 30 June 2017[1]	As a % of total Group revenue three months ended 30 June 2017
	£m					£m
N. America	1,346	-5.0%	0.6%	-0.3%	34.2%	1,417	35.9%
United Kingdom	560	2.0%	2.0%	1.0%	14.2%	549	13.9%
W. Cont. Europe	850	8.4%	7.8%	4.6%	21.6%	783	19.9%
AP, LA, AME, CEE[2]	1,182	-1.2%	5.2%	4.5%	30.0%	1,197	30.3%
Total Group	3,938	-0.2%	3.7%	2.4%	100.0%	3,946	100.0%

Notes

[1]	Following the implementation of IFRS 15, 2017 first half results restated resulting in an increase in revenue of £247 million and an increase in 2017 second quarter revenue of £140 million.
[2]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2018	Reported revenue change six months ended 30 June 2018	Constant currency revenue change six months ended 30 June 2018	Like-for-like revenue change six months ended 30 June 2018	As a % of total Group revenue six months ended 30 June 2018	Six months ended 30 June 2017[1]	As a % of total Group revenue six months ended 30 June 2017
	£m					£m
N. America	2,598	-7.8%	0.4%	-0.7%	34.7%	2,818	36.8%
United Kingdom	1,092	4.2%	4.2%	3.1%	14.6%	1,047	13.7%
W. Cont. Europe	1,610	5.5%	4.4%	1.7%	21.5%	1,526	20.0%
AP, LA, AME, CEE	2,193	-2.9%	4.1%	3.7%	29.2%	2,259	29.5%
Total Group	7,493	-2.1%	2.9%	1.6%	100.0%	7,650	100.0%

Revenue less pass-through costs analysis

	Three months ended 30 June 2018	Reported revenue less pass-through costs change three months ended 30 June 2018	Constant currency revenue less pass-through costs change three months ended 30 June 2018	Like-for-like revenue less pass-through costs change three months ended 30 June 2018	As a % of total Group revenue less pass-through costs three months ended 30 June 2018	Three months ended 30 June 2017[1]	As a % of total Group revenue less pass-through costs three months ended 30 June 2017
	£m					£m
N. America	1,100	-8.6%	-3.1%	-3.3%	34.4%	1,204	36.8%
United Kingdom	428	2.3%	2.3%	1.4%	13.4%	418	12.8%
W. Cont. Europe	693	8.8%	8.1%	3.9%	21.6%	637	19.5%
AP, LA, AME, CEE[2]	980	-3.0%	3.3%	2.9%	30.6%	1,010	30.9%

Notes

[1] Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2 of Exhibit 2

[2]  Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2018	Reported revenue less pass-through costs change six months ended 30 June 2018	Constant currency revenue less pass-through costs change six months ended 30 June 2018	Like-for-like revenue less pass-through costs change six months ended 30 June 2018	As a % of total Group revenue less pass-through costs six months ended 30 June 2018	Six months ended 30 June 2017[1]	As a % of total Group revenue less pass-through costs six months ended 30 June 2017
	£m					£m
N. America	2,155	-10.5%	-2.4%	-2.9%	35.0%	2,407	37.7%
United Kingdom	833	2.2%	2.2%	1.5%	13.5%	815	12.8%
W. Cont. Europe	1,319	6.7%	5.5%	1.9%	21.5%	1,236	19.4%
AP, LA, AME, CEE	1,842	-4.0%	3.1%	2.6%	30.0%	1,918	30.1%

North America showed continued pressure in the second quarter, with like-for-like revenue less pass-through costs down 3.3%, compared with -2.4% in the first quarter, as parts of the Group’s advertising, direct, digital & interactive, data investment management and brand consulting businesses came under pressure, partly offset by improving performance in the Group’s media investment management, public relations and public affairs and health & wellness businesses.

United Kingdom like-for-like revenue less pass-through costs growth was 1.4% in the second quarter, slightly down on the first quarter of 1.6%, with the Group’s public relations and public affairs, health & wellness, direct, digital and interactive and specialist communications businesses stronger, offset by slippage in the Group’s advertising and media investment management businesses.

Western Continental Europe was the strongest performing region in the second quarter, with like-for-like revenue less pass-through costs up 3.9%, a significant improvement over the first quarter of -0.2%. Germany performed particularly well, boosted by strong growth in the Group’s media investment management, public relations & public affairs and direct, digital & interactive businesses. The strong growth in the second quarter was also helped by improved performance in Denmark, France, Greece, Italy, Portugal, Spain and Sweden with Austria and Ireland slower compared with the first quarter.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs improved to 2.9% in the second quarter compared with 2.3% in the first quarter. In Asia Pacific, mainland China showed significant improvement in the second quarter with like-for-like revenue less pass-through costs up 9.0%, driven by strong performance in the Group’s media investment management, data investment management and brand consulting businesses. Japan also improved, together with Korea, Malaysia, Pakistan and the Philippines, with India and Thailand slower. On the same basis, growth in Latin America remained strong, similar to the first quarter, with like-for-like revenue less pass-through costs up over 8%. The Middle East & Africa improved slightly but remains difficult.

Business sector review

The following tables give details of revenue and revenue less pass-through costs, revenue and revenue less pass-through costs growth, as well as the proportion of Group revenue and revenue less pass-through costs by business sector for the second quarter and first half of 2018. Headline PBIT and headline PBIT margin by business sector for the first half of 2018 are also provided below.

Revenue analysis

	Three months ended 30 June 2018	Reported revenue change three months ended 30 June 2018	Constant currency revenue change three months ended 30 June 2018	Like-for-like revenue change three months ended 30 June 2018	As a % of total Group revenue three months ended 30 June 2018	Three months ended 30 June 2017[1]	As a % of total Group revenue three months ended 30 June 2017
	£m					£m
AMIM[2]	1,829	-1.7%	2.1%	3.1%	46.4%	1,861	47.2%
Data Inv. Mgt.[3]	640	-4.9%	-1.5%	-1.8%	16.3%	673	17.1%
PR & PA4	306	1.2%	5.3%	5.8%	7.8%	302	7.6%
BC, HW & SC5	1,163	4.7%	9.1%	2.8%	29.5%	1,110	28.1%
Total Group	3,938	-0.2%	3.7%	2.4%	100.0%	3,946	100.0%

Notes

[1]	Following the implementation of IFRS 15, 2017 first half results restated resulting in an increase in revenue of £247 million and an increase in 2017 second quarter revenue of £140 million.
[2]	Advertising and Media Investment Management
[3]	Data Investment Management
[4]	Public Relations & Public Affairs
[5]	Brand Consulting, Health & Wellness and Specialist Communications

	Six months ended 30 June 2018	Reported revenue change six months ended 30 June 2018	Constant currency revenue change six months ended 30 June 2018	Like-for-like revenue change six months ended 30 June 2018	As a % of total Group revenue six months ended 30 June 2018	Six months ended 30 June 2017[1]	As a % of total Group revenue six months ended 30 June 2017
	£m					£m
AMIM	3,441	-3.6%	1.1%	2.2%	45.9%	3,570	46.7%
Data Inv. Mgt.	1,236	-5.9%	-1.9%	-2.2%	16.5%	1,314	17.2%
PR & PA	581	-2.7%	3.0%	3.7%	7.8%	597	7.8%
BC, HW & SC	2,235	3.0%	8.7%	2.4%	29.8%	2,169	28.3%
Total Group	7,493	-2.1%	2.9%	1.6%	100.0%	7,650	100.0%

Revenue less pass-through costs analysis

	Three months ended 30 June 2018	Reported revenue less pass-through costs change three months ended 30 June 2018	Constant currency revenue less pass-through costs change three months ended 30 June 2018	Like-for-like revenue less pass-through costs change three months ended 30 June 2018	As a % of total Group revenue less pass-through costs three months ended 30 June 2018	Three months ended 30 June 2017[1]	As a % of total Group revenue less pass-through costs three months ended 30 June 2017
	£m					£m
AMIM[2]	1,382	-6.3%	-2.7%	-0.7%	43.2%	1,475	45.1%
Data Inv. Mgt.[3]	491	-4.3%	-0.5%	-1.3%	15.3%	513	15.7%
PR & PA4	288	0.9%	5.1%	5.8%	9.0%	285	8.7%
BC, HW & SC5	1,040	4.5%	8.9%	2.2%	32.5%	996	30.5%

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2 of Exhibit 2
[2]	Advertising and Media Investment Management
[3]	Data Investment Management
[4]	Public Relations & Public Affairs
[5]	Brand Consulting, Health & Wellness and Specialist Communications

	Six months ended 30 June 2018	Reported revenue less pass-through costs change six months ended 30 June 2018	Constant currency revenue less pass-through costs change six months ended 30 June 2018	Like-for-like revenue less pass- through costs change six months ended 30 June 2018	As a % of total Group revenue less pass-through costs six months ended 30 June 2018	Six months ended 30 June 2017[1]	As a % of total Group revenue less pass-through costs six months ended 30 June 2017
	£m					£m
AMIM	2,639	-7.3%	-2.8%	-0.8%	42.9%	2,848	44.7%
Data Inv. Mgt.	946	-5.1%	-0.8%	-1.5%	15.4%	997	15.6%
PR & PA	551	-3.0%	2.6%	3.5%	9.0%	568	8.9%
BC, HW & SC	2,013	2.5%	8.4%	1.9%	32.7%	1,963	30.8%

Headline PBIT analysis

	Headline PBIT six months ended 30 June 2018	Headline PBIT margin[1] six months ended 30 June 2018	Headline PBIT six months ended 30 June 2017[2]	Headline PBIT margin[1] six months ended 30 June 2017[2]
	£m	%	£m	%
AMIM	380.3	14.4	431.8	15.2
Data Inv. Mgt.	112.3	11.9	129.2	13.0
PR & PA	85.2	15.5	79.7	14.0
BC, HW & SC	242.9	12.1	241.3	12.3
Total Group	820.7		882.0

Note

[1]	Previously referred to as revenue less pass-through costs margin.
[2]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2 of Exhibit 2.

In the second quarter of 2018, like-for-like revenue less pass-through costs in the Group’s advertising and media investment management businesses improved slightly compared with the first quarter, with significant improvement in media investment management, particularly in North America, Continental Europe and Asia Pacific. The Group’s advertising businesses remain difficult, with all regions, except Western Continental Europe, slower, but particularly in North America, where the Group’s major networks remain under pressure. As a result, headline PBIT was down £51.5 million from £431.8 million for the six months ended 30 June 2017 to £380.3 million for the six months ended 30 June 2018.

Data investment management showed some improvement in the second quarter, with like-for-like revenue less pass-through costs down 1.3% compared with -1.7% in the first quarter. Although North America remains difficult, there was improvement in the United Kingdom, with double digit growth in Latin America and Asia Pacific up almost 3%. The Kantar Insights businesses, Kantar Public and Kantar Health remain challenged, but both Kantar Media and Kantar Worldpanel were stronger compared with the first quarter. As a result, headline PBIT was down £16.9 million from £129.2 million for the six months ended 30 June 2017 to £112.3 million for the six months ended 30 June 2018.

Public relations and public affairs was the strongest performing sector in the second quarter, with like-for-like revenue less pass-through costs up almost 6% compared with 1.1% in the first quarter. This was driven by strong growth in both the United Kingdom and Germany through the Group’s financial public relations businesses and double-digit growth in Latin America and the Middle East. As a result, headline PBIT was up £5.5 million from £79.7 million for the six months ended 30 June 2017 to £85.2 million for the six months ended 30 June 2018.

In the Group’s specialist communications businesses, direct, digital and interactive together with health & wellness were up strongly, but brand consulting remains challenging, particularly in the United States following some client losses towards the end of 2017. As a result, headline PBIT was up £1.6 million from £241.3 million for the six months ended 30 June 2017 to £242.9 million for the six months ended 30 June 2018.

Cash Flow and Balance Sheet

The Group’s unaudited consolidated interim cash flow statement, balance sheet and notes as at 30 June 2018 are provided in Exhibit 2.

In the first half of 2018, operating profit was £842 million, depreciation, amortisation and goodwill impairment £211 million, non-cash share-based incentive charges £42 million, net interest paid £50 million, tax paid £251 million, capital expenditure £178 million and other net cash outflows £216 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £400 million.

This free cash flow was boosted by £469 million of disposal proceeds, offset by £136 million of new acquisition payments and £38 million of earnout payments, resulting in net cash proceeds of £295 million. These proceeds were offset by £201 million in share buy-backs, giving a total inflow of £94 million.

As a result, total net cash inflow amounted to £494 million, before any changes in working capital.

Debt financing at 30 June 2018 was £6.853 billion, compared to £7.526 billion on 30 June 2017, a decrease of £673 million. Net debt at 30 June 2018 was £4.632 billion, compared to £4.716 billion on 30 June 2017, at 2018 exchange rates, a decrease of £84 million. The decrease in the net debt figure at 30 June 2018 reflects £469 million proceeds in relation to disposal of the Group’s interest in certain associates and investments, the principal one of which was Globant S.A., largely offset by a deterioration in net working capital in the month of June. At 31 July 2018 net debt was £5.038 billion compared to £5.546 billion at 31 July 2017, at 2018 exchange rates, a decrease of £508 million, following an improvement in net working capital. Average net debt in the first six months of 2018 was £4.979 billion, compared to £4.706 billion in 2017, at 2018 exchange rates, an increase of £273 million. The increase in the average net debt figure, reflects the increase in capital expenditure and dividends in the twelve months to 30 June 2018, together with worsening net working capital position in second half of 2017.

The average net debt to headline EBITDA ratio in the 12 months to 30 June 2018 is 2.1x. Average net debt in the 12 months to 30 June 2018 is £5.225 billion. Headline EBITDA for the preceding twelve months is computed using the headline EBITDA metrics included on pages 10 to 11 (£2,534.1 million less £1,015.9 million plus £948.2 million). The target range of the average net debt/EBITDA ratio was reduced from 1.5-2.0x to 1.5-1.75x, to be achieved over the next 12 to 18 months. The cash disposal proceeds of £469 million, the majority of which were received in June 2018 will help in achieving the revised target ratio. In addition, the Group’s interest in AppNexus was sold, the proceeds of which amounted to £169 million, which were received in August, and more recently the sale of the Group’s interest in oOh!media was announced.

During the first six months of 2018, 15.9 million shares, or 1.3% of the issued share capital, were purchased at a cost of £201 million and an average price of £12.63 per share.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

In July, like-for-like revenue was up 2.1%, in line with the first half growth rate. Cumulative like-for-like revenue for the first seven months of 2018 is now 1.7%.

In 2018, reflecting the first half revenue growth and second quarter revised forecast, like-for-like revenue growth is expected to be similar to the first half. We intend to update share owners on the Group’s strategy before the end of the year. This update will address the actions that we will be taking to better position the business for growth and to address under-performing units and detail any restructuring costs that will be necessary, as well as the associated benefits.

NON-GAAP INFORMATION

As introduced on page 1, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The consolidated financial statements are presented in pounds sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2018 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing pro-forma or like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include or exclude the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2018 and 2017, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
	£m	%	£m	%
2017 Reported[1]	3,946		7,650
Impact of exchange rate changes	(154)	(3.9)	(383)	(5.0)
Changes in scope of consolidation	51	1.3	100	1.3
Like-for-like growth	95	2.4	126	1.6
2018 Reported	3,938	(0.2)	7,493	(2.1)

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2 of Exhibit 2.

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 21 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Profit before taxation	846.5	779.2	2,109.3
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Goodwill impairment	—	—	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	—	95.9
Restructuring costs	45.5	19.2	56.8
Share of exceptional losses/(gains) of associates	28.4	(13.2)	(0.8)
Revaluation of financial instruments	(81.1)	(83.9)	(262.2)
Headline PBT	734.8	793.4	2,092.5

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, depreciation of property, plant and equipment, amortisation of other intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation for the period to headline EBITDA is shown below.

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Profit before interest and taxation	851.3	783.9	2,021.7
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Depreciation of property, plant and equipment	109.2	115.6	230.7
Amortisation of other intangible assets	18.3	18.3	36.3
Goodwill impairment	—	—	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	—	95.9
Restructuring costs	45.5	19.2	56.8
Share of exceptional losses/(gains) of associates	28.4	(13.2)	(0.8)
Headline EBITDA	948.2	1,015.9	2,534.1

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the metrics that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to share owners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares, proceeds from the disposal of property, plant and equipment, movements in working capital and provisions, less purchases of property, plant and equipment, purchases of other intangible assets and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Net cash inflow from operating activities	72.9	85.6	1,408.1
Share option proceeds	0.7	4.1	6.4
Proceeds on disposal of property, plant and equipment	14.7	4.0	8.0
Movements in trade working capital	192.0	257.8	261.2
Movements in other receivables, payables and provisions	363.5	365.7	270.6
Purchases of property, plant and equipment	(158.0)	(100.0)	(288.9)
Purchase of other intangible assets (including capitalised computer software)	(20.3)	(19.6)	(37.3)
Dividends paid to non-controlling interests in subsidiary undertakings	(65.8)	(46.3)	(87.8)
Free cash flow	399.7	551.3	1,540.3

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others–though our cash resources could be used to repay the debt concerned.

Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system.

The following table is an analysis of net debt:

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Cash and short-term deposits	2,221.0	2,856.0	2,391.4
Bank overdrafts, bonds and bank loans due within one year	(319.5)	(933.0)	(624.1)
Bonds and bank loans due after one year	(6,533.4)	(6,592.5)	(6,250.4)
Net debt	(4,631.9)	(4,669.5)	(4,483.1)